Zentek Provides Update on ZenGUARD™ Patent Status

Guelph, ON - June 6, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, is pleased to announce that on March 28, 2022, the Canadian national phase was initiated for its patent application directed to its ZenGUARD™ technology.  Zentek's patent strategy typically begins by filing one or more provisional patent applications with the United States Patent and Trademark Office. This allows the Company to establish the earliest possible filing date for its technology. A regular utility patent application is then filed within 12 months under the Patent Cooperation Treaty. Six months later, or 18 months from the date the initial provisional patent application was filed, the patent application is published. Following publication of the patent application, the Company then has a 12-month period to enter the national phase by filing in the individual countries in which it wants to protect its intellectual property. The Company is now actively prosecuting the patent application in Canada after receiving initial feedback from the Canadian Patent Office on June 1 and intends to seek to secure patent protection for its ZenGUARD™ technology for personal protective equipment and for the heating, ventilation, and air conditioning markets.

Zentek also reports that a second patent application directed to its ZenGUARD™ technology for use as a broad-spectrum antimicrobial to treat infectious disease, is expected to publish on June 20th, 2022. The application received a favourable initial opinion from the International Searching Authority, indicating that 58 out of 64 claims are considered to have met the full requirements for patentability. This opinion will be available with the publication of the patent application.

The Company further reports that a patent application directed to the proprietary process for manufacturing its ZenGUARD™ nanotechnology at industrial scale, that simplifies and significantly reduces manufacturing costs, was filed on April 12, 2022. The company expects this patent to add an extra layer of intellectual property protection as the company commercializes ZenGUARD™.

"Our company continues to invest in Intellectual Property protection to provide long-term shareholder value" said CEO Greg Fenton. "Our team, working with our patent attorneys have mapped out a strong strategy to protect not only our ZenGUARD™ technology but all the technologies we are developing including our icephobic, fuel, battery, fire-retardant, and other innovations."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have over 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Tyler Dunn
Tel: (306) 717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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